

July 7, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

> **Re: Clearmind Medicine Inc.**
> **Registration Statement on Form F-1**
> **Filed June 29, 2022**
> **File No. 333-265900**

Dear Dr. Zuloff-Shani:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, Filed June 29, 2022

Company Overview, page 1

1. We note your response to prior comment 4. Please revise the disclosure on page 1 to clarify the significance of FDA having granted you a pre-IND meeting in May 2022. For instance, it should be clear whether your discussions with FDA confirmed or altered the substance and timing of your stated development plans.

Pre-Clinical Studies, page 89

2. We note your response to our prior comment number 5, and your added disclosure on page 90: "(p-value meaning there is a greater than 0.1% chance of the statistic incorrect." Please revise this explanation of the disclosed p-value to more clearly explain its meaning and how p-values are used to measure statistical significance.

<u>National Institute on Drug Abuse Study, page 90</u>

3.   Please revise to identify the study and indicate when it was conducted and whether it is published. Additionally, we note the disclosure added to page 90: "This paper concluded that based on the mechanism of action they elucidated in their work, MEAI has less abuse liability compared to MDMA, meaning it has less tendency to be used in non-medical situations, even sporadically, due to underlying psychoactive effects it produces such as euphoria, sedation, or mood changes." Please revise to explain in greater detail the basis for the comparison between MEAI and MDMA and the conclusion, including any limitations of this study.

<u>Research Agreements, page 92</u>

4.   We note your response to our prior comment number 7. Please revise to state the exact amount paid in consideration and research fees for the Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd and the BIRAD Research and Development Company.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: David Huberman, Esq.